UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2018
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: October 4, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Inc. Announces Pricing of $250.0 Million 7% Senior Unsecured Notes

MONTREAL, QUEBEC and SARASOTA, FLORIDA, October 4, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or “the Company”) announced today the pricing of its offering of $250.0 million 7% senior unsecured notes due in 2026 (the "Offering"). These notes will be issued at par pursuant to a note indenture to be entered into with Regions Bank, as trustee, at the closing of the Offering.

The Company anticipates that the closing of the Offering will occur on or about October 15, 2018. The Company intends to use the net proceeds from the Offering to repay a portion of the borrowings outstanding under the Company’s existing five-year $600 million credit facility due in June 2023 and to pay related fees and expenses, as well as for general corporate purposes. The Offering will be made only by means of an offering memorandum, copies of which may be obtained from the Company. The Offering would be effected by way of private placement sales of the notes in the United States and Canada pursuant to exemptions from the registration and prospectus requirements.

The notes have been offered only to qualified institutional buyers in reliance on Rule 144A, under the Securities Act of 1933, as amended, and in offshore transactions pursuant to Regulation S under the Securities Act. The notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film-based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,400 employees with operations in 27 locations, including 20 manufacturing facilities in North America, two in Asia and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the completion of the Offering, the principal amount, interest rate and maturity date of the notes being offered in such Offering and our use of the net proceeds from the Offering; may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. These risks and uncertainties include, but are not limited to, our inability, due to market conditions or other reasons, to complete the Offering with the economic terms described above. IPG can give no assurance that these estimates and expectations will prove to have been correct. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com